UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42527

Basel Medical Group Ltd

6 Napier Road,

Unit #02-10/11 Gleneagles Medical Centre

Singapore 258499

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Changes of Directors

The board of directors of Basel Medical Group Ltd (Nasdaq: BMGL) (the “Company”) has approved certain changes to its board membership.

The Company’s current directors, Mr. Fung Keng Leong (Raymond) and Mr. Tan Boon Chye (Darren) have stepped down from the board with immediate effect. Mr. Darren Tan will remain in his role as the chief commercial officer of the Company. In conjunction, the outgoing directors have nominated three new appointees who have joined the board of directors, being Mr. Yang Xinwen, Ms. Cao Juan, and Mr. Frederick Hong. None of the new directors have any beneficial ownership in the shares of the Company.

Mr. Yang Xinwen has joined the board as a director. Mr. Yang has experience in healthcare, elderly care, emergency-response training, market development and business operations. He previously served as market operations president of Qilu Dakang Digital Technology Co., Ltd., where he was responsible for market strategy, business development and team management in the digital healthcare sector. He has also served as an expert adviser to the Health Committee of Lions Clubs International (Guangdong Chapter) since 2018. In his role with the Company, Mr. Yang is expected to contribute to the Company’s healthcare business development, strategic planning and market expansion initiatives.

Mr. Yang is also the deputy editor-in-chief of the Macau Global Chinese Business Journal. Mr. Yang graduated from the Bachelor of Law, Jiangxi Provincial Party School in Jiangxi, China.

Ms. Cao Juan has joined the board as a director. Ms. Cao has more than 15 years of experience in business development, sales, channel management, project execution, customer relationship management and internal administration. From 2023 to 2025, she served as business manager of Chengdu Huiya Innovation Education Research Institute, where she was responsible for business operations, market development, customer-resource integration, commercial negotiations and project delivery. She previously held senior business-management positions with Sichuan Zizhihui Business Consulting Co., Ltd. and Sichuan Houzhong Culture Communication Co., Ltd. In her role with the Company, Ms. Cao is expected to contribute to the Company’s commercial development, operational management, internal coordination and corporate governance initiatives.

Ms. Cao graduated from Sichuan Normal University, China, Law School, with a major in law.

Mr. Frederick Hong Shieh Ming has joined the board as an independent director. Mr. Hong is a client-facing capital markets and real estate professional with over 24 years of experience across securities dealing and residential/investment property advisory in Singapore. He currently serves as an associate senior marketing director with Huttons Asia in Singapore, and previously held roles with DTZ Property, Kim Eng Securities and OCBC Securities. Mr. Hong holds a real estate salesperson licence from the Council for Estate Agencies, Singapore and also holds a diploma in finance from the Institute of Banking and Finance (IBF), Singapore.

The Company and its management team believes that the Board changes will broaden the Board’s collective experience across healthcare, business operations, commercial development, capital markets and investment advisory. The appointments are intended to strengthen the Company’s strategic leadership and corporate governance capabilities and to support the Company’s next phase of business development, operational expansion and long-term growth.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Basel Medical Group Ltd

	By:	/s/ Alton Neo Chun How
	Name:	Alton Neo Chun How
	Title:	Interim Chief Financial Officer

Date: September 2, 2026